

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2020

Andrew Rubenstein
President and Chief Executive Officer
Accel Entertainment, Inc.
140 Tower Drive
Burr Ridge, Illinois 60527

> **Re: Accel Entertainment, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 11, 2020**
> **CIK No. 0001698991**

Dear Mr. Rubenstein:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services